August 30, 2001

Attention:
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

     Re:  Capital Development Group, Inc. and Subsidiaries
          Proxy Statements
          Filed: August 3, 22 and 23, 2001
          File no. 0-25974

Ladies and Gentlemen:

We are in receipt of the Securities and Exchange Commission's (the "SEC") comments on the subject filings. For the reasons explained in the following paragraph, Capital Development Group, Inc. and Subsidiaries (the "Company") hereby applies for the withdrawal of its Proxy Statements filed in August 2001 relating to the Company's proposed acquisition of American Senior Golf Association, Inc. and other matters described therein.

Because of the volume of the aforementioned comments, the Company postponed the date of its annual stockholders' meeting to August 27, 2001. The postponed meeting was cancelled and may be rescheduled after the aforementioned proxy is revised, refiled and reviewed by the SEC. The Company respectfully requests that the SEC consent to this application on the grounds that withdrawal of the Proxy Statements is consistent with serving the public interest and protection of the investing community.

Sincerely,


Capital Development Group, Inc. and Subsidiaries

By: /s/ Michael P. Vahl
   --------------------------
Name: Michael P. Vahl
Title: President/CEO